Next Technology Holding Inc.

September 11, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Form 10-Q for the Quarterly Period Ended June 30, 2024 File No. 001-41450

Dear Sir/Madam,

We set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-Q for the Quarterly Period Ended June 30, 2024 (File No. 001-41450) filed on August 21, 2024. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by our responses.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Note 2. Summary of Significant Accounting Policies

Digital Assets, page 6

3. Your disclosure related to your accounting for digital assets in your Form 10-Q filings appears to refer to outdated guidance. In this regard, you state in the December 31, 2023 Form 10-K/A that you early adopted ASU 2023-08 in fiscal 2023 such that your digital assets are measured at fair value with changes recognized in net income. Please revise.

We will file a Form 10-Q/A to revise this.

Note 8. Prepayments, page 11

4. We note from your response to prior comment 2 that you are still negotiating the terms of the remaining 60% balance due for the purchase of 1,000 BTC. Please address the following:

●	Explain the reasons for the delay in completing this transaction and when you expect the terms to be finalized.

●	Clarify whether the purchase of the 1,000 BTC are part of the amended agreement filed as exhibit 10.1 to your May 6, 2024 Form 8-K to purchase 5,000 BTC from the same sellers noted in your response.

●	If so, tell us how the pending purchase of 1,000 BTC was impacted, if at all, by the disclosures in your June 20, 2024 Form 8-K where you indicate that the company has decided not to pursue the 5,000 BTC purchase.

●	To the extent you still intend to complete the purchase of the 1,000 BTC, provide us with a breakdown of the amount of Bitcoin that will be purchased from each Seller noted in your response.

●	Tell us whether there are any related party relationships between any of the Sellers, the company or its board of directors or management, or beneficial shareholders. Also, tell us whether there are any related party relationships between the Sellers of Bitcoin and the shareholders listed in the PRE14C that approved the transaction.

●	Explain your disclosures where you state the company has planned to hold a special shareholder’s meeting to purchase the remaining 5,167 BTC. In this regard, it appears from the “Notice of Action to be Taken without a Meeting” included in the May 8, 2024 PRE14C that certain shareholders already approved the transaction.

●	Explain how this Notice was impacted, if at all, by the disclosures in your June 20, 2024 Form 8-K.

Your disclosures should be significantly enhanced to address the points above. In your response provide us with disclosures you intend to provide in your amended Form 10-Q filing.

We will file a Form 10-Q/A to include such disclosures.

5. We note from exhibit 10.2 to your May 6, 2024 Form 8-K, on May 2, 2024, the company entered into a Bitcoin Option Contract to purchase up to 20,000 BTC over a three-year period at a fixed price of $60,000 BTC. Please revise to include a discussion of this transaction in your June 30, 2024 Form 10-Q. Also, provide us with a detailed analysis of you accounted for this transaction with the specific guidance considered.

We will file a Form 10-Q/A to include such disclosures.

Note 12. Shareholders’ Equity, page 12

6. We note you recorded a $13.4 million “Investment in associate company,” which appears to represent the culmination of the Future Dao transaction referenced in your March 31, 2024 Form 10-Q. Please revise to include a footnote regarding this transaction including how you are accounting for this investment. Refer to ASC 323-10-50-3. In addition, tell us whether there were any related party interests between the company, it’s officers, directors and significant shareholders and the selling shareholders of Future Dao. If so, revise to disclose the related party transactions. Refer to ASC 850-10-50.

We will file a Form 10-Q/A to include such disclosures.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at finance@wetrade.technology.

Very truly yours,

/s/ Ken Tsang
Ken Tsang